Exhibit 99.2

Management’s Discussion and Analysis

Three and six months ended June 30, 2024

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

TABLE OF CONTENTS

I.	OVERVIEW		3
II.	SUMMARY		4
III.	OUTLOOK AND UPCOMING MILESTONES		5
IV.	DISCUSSION OF OPERATIONS		6
	A.	CAMINO ROJO, MEXICO	6
	B.	SOUTH RAILROAD PROJECT, NEVADA	11
	C.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA	13
V.	NON-GAAP MEASURES		14
VI.	SUMMARY OF QUARTERLY RESULTS		18
VII.	THREE AND SIX MONTHS ENDED JUNE 30, 2024		20
VIII.	LIQUIDITY		23
IX.	RELATED PARTY TRANSACTIONS		24
X.	CAPITAL RESOURCES		25
XI.	OUTSTANDING SHARE DATA		25
XII.	OFF-BALANCE SHEET ARRANGEMENTS		26
XIII.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION		26
XIV.	CRITICAL ACCOUNTING ESTIMATES		26
XV.	FINANCIAL INSTRUMENTS		29
XVI.	INTERNAL CONTROL OVER FINANCIAL REPORTING		29
XVII.	CAUTIONARY NOTES		31
XVIII.	RISKS AND UNCERTAINTIES		34

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

I.             OVERVIEW

Orla Mining Ltd. is a mineral exploration, development, and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the NYSE American under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Orla’s corporate strategy is to acquire, explore, develop, and operate mineral properties where our expertise can substantially increase stakeholder value. We have two material gold projects for the purposes of National Instrument 43-101 -Standards of Disclosure for Mineral Projects (“NI 43-101”):

•	Camino Rojo, located in Zacatecas State, Mexico, consisting of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine” or “Camino Rojo”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project (“Camino Rojo Sulphides”); and

•	South Railroad (“South Railroad” or the “South Railroad Project”), located in the state of Nevada, United States, consisting of the Dark Star and Pinion deposits and situated within a prospective land package along the Carlin trend in Nevada.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our condensed interim consolidated financial statements for the three and six months ended June 30, 2024, and our audited consolidated financial statements for the year ended December 31, 2023, and the related notes thereto. The Cautionary Notes near the end of this document are an important part of this MD&A.

Additional information about our Company, including our most recent consolidated financial statements and Annual Information Form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca, and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (“SEC”), which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

This MD&A is current as of August 12, 2024.

Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in NI 43-101, and has reviewed and approved the technical information disclosed in this MD&A.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

II.            SUMMARY

Q2 2024 Highlights

•	Second quarter gold production and sales of 33,206 ounces, and 34,875 ounces of gold respectively, generating $84.6 million in revenue.

•	All-in sustaining cost [1] (“AISC”) for the quarter of $782 per ounce of gold sold.

•	Cash on hand at June 30, 2024 of $154.3 million.

•	Adjusted earnings [1] of $23.0 million, resulting in adjusted earnings per share of $0.07.

•	Net income of $24.3 million for the quarter, resulting in earnings per share of $0.08.

•	Cash flow from operating activities before changes in non-cash working capital of $53.2 million.

•	Exploration and project development costs[1] of $9.7 million during the quarter, of which $3.1 million was capitalized and $6.6 million was expensed.

•	During Q2, Orla repaid $10.0 million on its revolving credit facility. Subsequent to quarter end, Orla repaid a further $20.0 million, bringing the outstanding balance to $58.4 million.

Operating & Financial Results		Q2 2024	Q2 2023	YTD 2024	YTD 2023
Gold production	ounces	33,206	29,058	66,429	54,968
Gold sold	ounces	34,875	29,773	66,921	56,632
Average realized gold price [1]	per ounce	$2,332	$1,975	$2,201	$1,934
Cost of sales – operating cost	million	$18.5	$13.5	$36.6	$25.3
Cash cost per ounce [1]	per ounce	$498	$485	$535	$479
All-in sustaining cost per ounce [1]	per ounce	$782	$698	$843	$696

Revenue	million	$84.6	$59.3	$151.8	$110.4
Net income	million	$24.3	$12.8	$41.8	$26.1
Earnings per share – basic	$/share	$0.08	$0.04	$0.13	$0.08

Adjusted earnings [1]	million	$23.0	$14.0	$39.9	$25.4
Adjusted earnings per share - basic [1]	$/share	$0.07	$0.05	$0.13	$0.08

Cash flow from operating activities before changes in non-cash working capital	million	$53.2	$22.4	$74.9	$22.4

Free cash flow [1]	million	$44.1	$18.5	$68.0	$12.9

Financial position		June 30 2024	March 31 2024	Dec 31 2023
Cash and cash equivalents	million	$154.3	$118.1	$96.6
Net cash [1]	million	$76.0	$29.7	$8.3

1 Non-GAAP measure. Please refer to section V - NON-GAAP MEASURES of this MD&A for a reconciliation of this measure to the most comparable figures presented in our financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

III.           OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

•	Maintaining robust health and safety protocols, to support the health of our employees and local communities.

•	Advancing our multi-year sustainability strategy Toward 2030 with sites identifying KPIs to measure their progress.

•	Maintaining consistent performance at the Camino Rojo Oxide Mine and achieving 2024 improved annual gold production and AISC guidance of 120,000 to 130,000 ounces at $800-$900 per ounce of gold sold.

•	Continuing to advance project and exploration permitting activities at Camino Rojo and South Railroad.

•	Continuing our exploration efforts across our portfolio, with focus on several key initiatives, including:

o	Incorporating the results of the 2023 drilling program for the Camino Rojo Sulphides, aimed at informing an underground mineral resource estimate.

o	Advancing the exploration programs for the Camino Rojo sulphide and oxide extensions, and the South Railroad project, with the goal of increasing reserves and resources.

o	Conducting regional exploration programs at South Railroad and Camino Rojo to discover new mineral resources.

The Company provides the following improved 2024 production and cost guidance, which will be driven by higher stacked ore tonnes and improved metal recoveries of both gold and silver.

		Original 2024 Guidance	Revised 2024 Guidance
Gold Production	oz	110,000 – 120,000	120,000 – 130,000
Total Cash Cost (net of by-product)	$/oz gold sold	$625 – $725	$550 – $650
All-in sustaining cost (AISC)	$/oz gold sold	$875 – $975	$800 – $900

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

IV.	DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

Camino Rojo is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico, near the village of San Tiburcio. The project lies 190 kilometres northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 kilometres south-southeast of Newmont’s Peñasquito mine.

Refer to the Company’s filed annual information form dated March 19, 2024, for the year ended December 31, 2023 (the “Annual Information Form”), for historical context and project background.

CAMINO ROJO OPERATIONAL UPDATE

The Camino Rojo Oxide Mine achieved quarterly gold production of 33,206 ounces of gold in Q2 2024 at an average ore stacking rate of 19,717 tonnes per day. The average mining rate during the second quarter was 43,479 tonnes per day with a strip ratio of 1.08. The average grade of ore stacked during the second quarter was 0.87 g/t gold, in line with our plan. Gold sold during Q2 2024 totaled 34,875 ounces.

Second quarter cash costs1 and AISC1 totaled $498 and $782 per ounce of gold sold, respectively.

Sustaining capital during the second quarter of 2024 totaled $4.9 million. This included mainly the construction of phase 2 of the heap leach pad.

During the second half of 2023, we initiated a program to test the impact of reduced crushed size from P80 28mm to P80 23mm. The initial results of this test program were positive and resulted in higher gold recovery from the heap leach in the range of 3-5%. The testing will continue in 2024, as will testing of reduced crush size on other ore types.

1 These are non-GAAP measures. Refer to the reconciliation provided in sectionV of this document.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Camino Rojo Operating Highlights		Q2 2024	Q2 2023	YTD 2024	YTD 2023
Total Ore Mined	tonnes	1,904,649	1,787,125	3,848,513	3,735,668
Ore - processed	tonnes	1,754,024	1,729,374	3,510,637	3,375,968
Low Grade Ore – stockpiled	tonnes	150,625	57,752	337,876	359,700
Waste Mined	tonnes	2,051,940	1,087,755	2,924,511	2,271,536
Total Mined	tonnes	3,956,589	2,874,880	6,773,024	6,007,204
Strip Ratio	w:o	1.08	0.61	0.76	0.61
Total Ore Mined Gold Grade	g/t	0.88	0.76	0.82	0.74
Ore – processed	g/t	0.92	0.77	0.87	0.79
Low Grade Ore – stockpiled	g/t	0.33	0.30	0.32	0.29

Ore Crushed	tonnes	1,796,026	1,878,439	3,637,770	3,648,794
Ore Stacked	tonnes	1,934,678	1,789,862	3,717,983	3,491,050
Stacked Ore Gold Grade	g/t	0.87	0.77	0.84	0.79
Gold Produced	oz	33,206	29,058	66,429	54,968
Daily Stacking Rate – Average	tpd	19,717	19,669	19,657	19,288

		Q2 2024	Q2 2023	YTD 2024	YTD 2023
Total ROM Ore Stockpile*	tonnes	2,793,616	2,470,555	2,793,616	2,470,555
Total ROM Ore Stockpile Grade	g/t	0.33	0.33	0.33	0.33

*ROM ore stockpile includes mined ore not yet crushed, and low-grade stockpiles.

ENVIRONMENTAL AND PERMITTING

CHANGE IN LAND USE PERMIT

The Company’s layback agreement with Fresnillo (the “Layback Agreement”) provided the Company with access to the Layback Area. As a result, the project as described in the 2021 technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”) will require an additional Change of Land Use (in Spanish, Cambio de Uso de Suelo, or “CUS”) permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit was submitted to SEMARNAT in February 2023. In July 2023, the permit was not approved for procedural reasons due to SEMARNAT’s internal process timelines. We expect to resubmit the additional CUS permit application in 2024.

ENVIRONMENTAL IMPACT STATEMENT

With respect to the Environmental Impact Statement (in Spanish, Manifesto de Impacto Ambiental, or “MIA”), the project described in the 2021 Camino Rojo Report requires a modification of the MIA permit to allow for the additional production related to the development of a pit layback onto lands not considered in the August 2019 permit application, which the Company submitted. In March 2022, the Company submitted a second modification of the MIA permit to allow for the open pit east-west expansion, as well as waste and low-grade ore stockpiles. In 2024, both MIA modifications were not approved by SEMARNAT. The Company is in the process of appealing these decisions, and in the meantime is obtaining clarity on the reasons for the lack of approvals. The Company is preparing a document addressing SEMARNAT’s observations to support and obtain the necessary permits or permit amendments in 2024 and does not expect these delays to have an impact on the 2024 production guidance.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

EXPLORATION

The Camino Rojo land package is under-explored and its proximity to the large Camino Rojo mineralized system provides highly prospective exploration opportunities. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover restricting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct regional exploration at Camino Rojo.

CAMINO ROJO SULPHIDES

Historical drilling on the Camino Rojo Sulphides, conducted by the previous project owners, indicated the gold grade of the deposit to be widely disseminated and a large, open-pit mining scenario was the favored development pathway. A lower grade open pit development scenario would necessitate higher capital expenditures for a large processing facility, and extensive material handling. To understand if an alternative, more targeted, development approach was possible, the presence of higher grades had to be confirmed. It was interpreted that portions of the deposit were comprised of higher-grade steep northwest dipping vein sets. To test for the higher grades and to confirm the geological model, Orla began drilling into the Camino Rojo Sulphides in the opposite (south) orientation of historical drilling. Between Q4 2020 and year-end 2023, three phases of drilling were completed with the results indicating the presence of continuous, higher-grade gold domains (>2g/t Au) which could be amenable to underground mining, allowing for a smaller processing facility and less material handling.

Over these three distinct campaigns covering a total of 50,924 drill metres, the Camino Rojo Sulphide infill drill program has consistently yielded impressive results. These results include numerous intercepts of greater than 2.0 grams of gold per tonne (g/t Au) over tens of metres (core length), resulting in grade-by-thickness factors exceeding 50 g/t gold per metre. The results also showed narrower intervals of 0.5 to 11.5 metres of gold intersections exceeding 10 g/t Au. Full drill results are available at www.orlamining.com.

Combining Orla's drill holes, oriented from north to south, and historical drill holes oriented in the opposite direction, has decreased drill spacing to approximately 25-30 metres within the higher grade of the Camino Rojo Sulphides. The combined drilling has significantly improved the understanding of the primary controls on gold mineralization. This approach has also contributed to refining the geometry and size of higher-grade zones within the extensive mineralized envelope of the sulphide deposit.

The Company plans on completing a preliminary underground resource estimate on the Camino Rojo Sulphides. A metallurgical study of the most recent phase of Camino Rojo Sulphide infill drilling is expected to continue throughout 2024.

For additional details, please see the Company’s news releases dated January 25, 2024 (Orla Mining Provides an Update on Infill Drilling at Camino Rojo Sulphides Deposit with Multiple Highly Positive Drill Intersections), February 7, 2024 (Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results) and June 26, 2024 (Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions).

CAMINO ROJO EXTENSIONS

Orla has encountered and confirmed sulphide mineralization extending beyond the established open pit mineral resource boundaries at Camino Rojo. This drilling and mineralization are building on an updated geological model and the success of the previously reported CRSX22-15C hole drilled 200 metres down-plunge from the existing resources.

The impressive intercepts, both historical and recent, justified the execution of a drill section in 2023, targeting 450 metres down-plunge from the existing resources, along the dike zone structure. This significant step-out drilling initiative consisted of drilling 2,400 m, targeting the area around the positive historical intercept in hole CR12-366D (15.7 g/t Au, 29.0 g/t Ag, 0.73% Zn, 0.10 % Pb, 0.08% Cu over 4.5 m). This drill section confirmed the presence of significant polymetallic semi-massive to massive sulphide mineralization, including 4.86 g/t Au, 43.6g/t Ag, 1.27% Zn, 0.44% Pb, 0.09% Cu over 11.7 m, and 10.3 g/t Au, 37.8 g/t Ag, 3.81% Zn, 0.08% Pb, 0.12% Cu over 5.6 m.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Orla completed an initial metallurgical testing program in 2023 using drill core material from holes CRSX22-07 and CRSX22-08C, which intersected polymetallic replacement-style mineralization during the 2022 program. The metallurgical results on material from CRSX-22-07 and CRSX-22-08C were positive with high gold recovery reported in both CIL bottle roll tests between 81-96% and rougher flotation on the CRSX-22-07 material produced a gold concentrate with 85-88% gold recovery. Open-circuit zinc cleaner tests on material from CRSX-22-07 produced a zinc concentrate with zinc grades of 52% and over 85% zinc recovery. These results suggest this new style of mineralization may be amenable to both standard cyanide processing and flotation. Orla plans to further explore these promising results through additional metallurgical test work in 2024.

In 2024, the Company plans to complete a 30,000-metre drill program with two objectives: (1) to infill the down-plunge geometry, continuity, and endowment potential of mineralization along the projection of the Dike Zone, and (2) to step out broadly and further assess the larger upside potential of this open mineralized system. The 2024 Camino Rojo Extension drill program began in early January, and at the end of the second quarter, approximately 55% of the planned drilling was completed.

For additional details, please see press release dated February 22, 2024 (Orla Mining Discovers New Style of Sulphide Mineralization at Camino Rojo Extending 0.5km Beyond Current Resources), June 22, 2023 (Orla Mining Provides Update On Successful Drilling Program In Mexico) and June 26, 2024 (Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions).

LAYBACK AREA AND OPEN PIT EXTENSION

Orla drilled in the oxide pit Layback Area in Q2 2023 to confirm and delineate mineralization on the Fresnillo property, located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit. A total of 3,425 metres in 24 drillholes was completed. While historical drilling indicated that mineralization continues across the property boundary onto the Layback Area, no ounces from this area were previously included in the Camino Rojo mineral resource and mineral reserve estimates. The drill results from the layback program were consistent with expectations. These results can be found on the Company’s website and are also incorporated into the annual mineral reserve and mineral resource statement set forth in the 2023 Annual Information Form.

The 2024 oxide extension program tested shallow oxide mineralization near the southeast pit wall, focusing on structurally controlled areas, with the objective of defining additional oxide gold material and extending the life of the Camino Rojo Oxide mine. The 2024 oxide extension program was completed in March, with total drilling of 2,036 m in 19 drillholes. Assay results from the 2024 oxide extension program indicate gold mineralization in the targeted area is well constrained by the current open pit.

REGIONAL EXPLORATION

In 2024, Orla has allocated approximately 13,400 m of drilling to regional exploration efforts with the objective of continuing to drill test priority exploration targets along the northeast-southwest mine trend and northwest-southeast regional trend. Regional drilling began in early July. In addition to drill testing, target generation activities are ongoing.

SUSTAINABILITY

At Camino Rojo during Q2 2024, there were no community-related operational interruptions. At the end of the second quarter, 100% of Camino Rojo’s direct employees were Mexican nationals. The Company and its contractors employ 88% of the employable workforce available from local communities.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

The Company maintains and regularly updates its community, social relations, and environmental management program. The Community Environmental Monitoring Committee continues its participation in the quarterly water monitoring program and other environmental-related activities. The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors, continues to hold monthly meetings. The Company’s community relations team continues to work with local communities to understand how the Company can best provide support.

Highlights of Q2 2024:

•	Camino Rojo continued with its community investment program focusing on water collection and storage systems, water wells, community meeting centers, rural roads maintenance, and urban beautification.

•	Camino Rojo, in alliance with the Zacatecas Institute for Technical Training, started a program on skills development in basic English, pastry preparation, hairdressing, and sewing. Around fifty participants signed up for the certified programs that will also include training on small-scale businesses management

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

B.	SOUTH RAILROAD PROJECT, NEVADA

In August 2022, the Company acquired all the outstanding common shares of Gold Standard Ventures Corp., a publicly listed company that owned the South Railroad Project. The South Railroad Project is located along the Pinon mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. Refer to the Annual Information Form for historical context and project background.

ENVIRONMENT AND PERMITTING

PERMITTING ACTIVITIES

We completed baseline environmental data collection to facilitate the environmental studies required to support development of the Environmental Impact Statement (“EIS”), and the permitting process. Orla is currently working with the Bureau of Land Management (“BLM”) and the National Environmental Policy Act (“NEPA”) contractor to develop the Supplemental Environmental Reports to advance the permitting process.

A Plan of Operations for the project was submitted in November 2020. In December 2020, the BLM determined that the plan was complete. The review and approval process for the Plan of Operations by the BLM constitutes a federal action under NEPA and BLM regulations. The BLM is required to comply with the NEPA, and the BLM has determined that an EIS is required. A NEPA contractor was selected in August 2021, which commenced work the following month. The next step in the NEPA process will be the BLM publishing the Notice of Intent in the Federal Register, followed by public scoping meetings in conjunction with the development of the EIS. SWCA Environmental Consultants have been engaged to manage the EIS process on behalf of the BLM. The NEPA process will culminate in the BLM publishing a Record of Decision for the project. The South Railroad Project will also require an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

The Company expects this permitting process to continue over 2024 and 2025, with construction at South Railroad commencing in 2026.

DETAILED DESIGN WORK AND AWARDING OF THE EPCM CONTRACT

We anticipate awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project following the filing of the Notice of Intent by the BLM. Detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the NEPA process and receipt of the Record of Decision document.

EXPLORATION

The South Railroad Project is a prospective land package for the discovery of additional Carlin- and associated low sulfidation-type gold mineralization outside the already defined gold resources and reserves at the Pinion and Dark Star deposits. The potential for definition of additional oxide resources is considered very good. As such, we continue to conduct near-deposit and regional exploration at the South Railroad Project.

Orla’s planned 2024 exploration program at South Railroad includes approximately 23,000 m in exploration drilling, including 8,000 m of drilling planned on the recently acquired Pony Creek property. Drilling activities started in late Q2 2024 and are expected to extend until late 2024. Exploration drilling in 2024 will continue near-deposit exploration to potentially grow known deposits. Regional exploration will drill test selected exploration targets to assess the potential for additional satellite deposits, including Carlin-, epithermal- and skarn-type gold and base metal mineralization. Geological and geochemical field work will also be completed to develop and advance early-stage targets to the drill-stage across the >25 km strike length of the property.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

SUSTAINABILITY

In Q2 2024, an open house was held at our Elko offices, with the participation from communities, service providers and suppliers to discuss future opportunities during construction and operation.

In Q2 2024, South Railroad provided financial support to the Women in Mining National Conference, the Elko Recreation Center, local high school, providing needed support to local organizations and community members.

The site continued volunteer efforts by delivering meal packages to local students through continued partnership with Communities in Schools of Northeastern Nevada.

ACQUISITION OF CONTACT GOLD CORP.

During the second quarter, on April 29, 2024, the Company acquired all the outstanding common shares of Contact Gold Corp. (“Contact”), a publicly listed company.

The Contact properties acquired consist mainly of the Pony Creek property and the Green Springs property. These properties are all now included within the South Railroad Project for the purposes of financial reporting.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

C.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of southwestern Panama, about 45 km southwest of the city of Chitre. The project includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets.

On October 27, 2023, Panama’s President signed Executive Decree No. 23/2023 that prohibited the granting of new concessions for the exploration, extraction, transportation, and exploitation of metal mining in Panama. On November 3, 2023, the National Assembly of Panama passed Law 407 that included a moratorium on granting, renewing, or extending concessions for the exploration, extraction, or exploitation of metal mining in Panama. On December 15, 2023, Minera Cerro Quema, S.A., the Company’s subsidiary that holds the Cerro Quema Project, received three resolutions from the Panamanian Ministry of Commerce and Industry. The resolutions rejected the request for extension for the three mining concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area. As a result of the cancellation of the mining concessions comprising the Cerro Quema Project, we recognized an impairment of the carrying value of the asset of $72.4 million in our financial statements at December 31, 2023.

In March 2024, the Company filed a Notice of Intent to Arbitrate with the Government of Panama under the Canada-Panama Free Trade Agreement (the “FTA”). The Notice of Intent asserted that the measures taken by Panama, including those described above, constituted violations of Panama’s legal obligations under the FTA and customary international law. The Notice of Intent was intended to facilitate a 30-day consultation period to reach an amicable resolution to the Company’s claim. As no resolution was reached, the Company proceeded with filing a Request to Arbitrate on July 3, 2024. The arbitration will be facilitated and administered by the International Centre for Settlement of Investment Disputes (ICSID) in Washington, DC, under its Arbitration Rules. As part of the FTA requirements, the Company submitted an initial and preliminary estimate of damages claimed of no less than US$400 million, plus pre-award and post-award interest.

Although the Company intends to vigorously pursue these legal remedies, the Company’s preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

V.            NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Revenue	$84,570	$59,272	$151,848	$110,403
Silver sales	(3,256)	(475)	(4,566)	(899)
Gold sales	81,314	58,797	147,282	109,504
Ounces of gold sold	34,875	29,773	66,921	56,632
AVERAGE REALIZED GOLD PRICE	$2,332	$1,975	$2,201	$1,934

NET CASH

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$154,302	$96,632
Less: Long term debt	(78,350)	(88,350)
NET CASH	$75,952	$8,282

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business. With the addition of performance share units (“PSUs”) at the end of Q1 2023, we expect greater volatility in share-based payments expense going forward. Accordingly, we have excluded the effect of these PSU’s in our calculation of adjusted earnings.

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Net income for the period	$24,265	$12,827	$41,750	$26,062
Unrealized foreign exchange	(1,520)	1,097	(2,431)	(706)
Accretion of deferred revenue	122	—	244	—
Share based compensation related to PSUs	167	92	291	92
ADJUSTED EARNINGS	$23,034	$14,016	$39,854	$25,448

Millions of shares outstanding – basic	318.0	311.2	316.6	308.8
Adjusted earnings per share – basic	$0.07	$0.05	$0.13	$0.08

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla’s net income for each period are exploration costs which were expensed, as follows:

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Exploration & evaluation expense	$6,649	$7,201	$11,393	$14,067

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions. The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS.

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Cash flow from operating activities	$48,969	$23,296	$77,119	$18,374
Cash flow from investing activities	(4,906)	(4,844)	(9,130)	(5,436)
FREE CASH FLOW	$44,063	$18,452	$67,989	$12,938

Millions of shares outstanding – basic	318.0	311.2	316.6	308.8
Free cash flow per share – basic	$0.14	$0.06	$0.21	$0.04

CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an All-in Sustaining Cost performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Cost of sales – operating costs	$18,524	$13,458	$36,633	$25,250
Royalties	2,098	1,448	3,766	2,754
Silver sales	(3,256)	(475)	(4,566)	(899)
CASH COST	$17,366	$14,431	$35,833	$27,105

Ounces of gold sold	34,875	29,773	66,921	56,632
Cash cost per ounce sold	498	485	535	479

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Cash cost, as above	$17,366	$14,431	$35,833	$27,105
General and administrative expenses	3,878	3,107	7,747	6,372
Share based payments	715	620	2,046	1,727
Accretion of site closure provisions	131	113	243	257
Amortization of site closure provisions	137	136	253	261
Sustaining capital	4,755	1,443	9,369	2,588
Sustaining capitalized exploration expenses	128	696	541	696
Lease payments	175	222	374	384
ALL-IN SUSTAINING COST	$27,285	$20,768	$56,406	$39,390

Ounces of gold sold	34,875	29,773	66,921	56,632
All-in sustaining cost per ounce sold	782	698	843	696

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of these costs, some of which have been expensed and some of which have been capitalized. The Company believes this measure provides a more fulsome understanding to readers of the level of expenditures incurred on such activities during the period.

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Exploration and evaluation expense	$6,649	$7,201	$11,393	$14,067
Expenditures on mineral properties capitalized	3,103	3,284	6,979	4,873
EXPLORATION AND PROJECT DEVELOPMENT	$9,752	$10,485	$18,372	$18,940

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2024	United States dollars unless otherwise stated

VI.          SUMMARY OF QUARTERLY RESULTS

Production and sales of gold during each of the last eight quarters was as follows:

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Ounces gold produced	33,206	33,223	34,484	32,425	29,058	25,910	32,017	28,876
Ounces gold sold	34,875	32,046	31,300	31,061	29,773	26,859	32,438	28,749

The figures in the following table are based on the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS.

$ thousands	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenue	$84,570	$67,278	$62,946	$60,294	$59,272	$51,131	$56,758	$49,030
Cost of sales	(30,197)	(28,576)	(26,339)	(25,092)	(21,733)	(18,952)	(18,572)	(19,473)
Operating margin	54,373	38,702	36,607	35,202	37,539	32,179	38,186	29,557

Exploration expense	(6,649)	(4,744)	(9,316)	(11,233)	(7,201)	(6,866)	(5,605)	(8,327)
Office and administrative	(875)	(831)	(1,079)	(929)	(834)	(710)	(805)	(769)
Professional fees	(1,028)	(787)	(1,255)	(550)	(516)	(397)	(555)	(357)
Regulatory and transfer agent	(49)	(277)	(18)	(37)	(110)	(286)	(17)	(44)
Salaries and wages	(1,926)	(1,974)	(1,561)	(1,607)	(1,647)	(1,872)	(1,364)	(1,172)
Depreciation	(126)	(127)	(149)	(117)	(120)	(118)	(115)	(85)
Share based payments	(835)	(1,419)	(652)	(656)	(806)	(1,107)	(526)	(518)
Foreign exchange and other	2,080	944	(608)	(340)	(1,240)	(802)	(1,856)	3,846
Impairment of exploration properties	—	—	(72,743)	—	—	—	—	—
Interest and finance costs	3,648	(670)	(870)	(1,999)	(1,466)	(2,116)	(2,018)	(2,304)
Tax expense	(24,348)	(11,332)	(6,798)	(12,364)	(10,772)	(4,670)	(6,635)	(10,932)
Net income (loss)	24,265	17,485	(58,442)	5,370	12,827	13,235	18,690	8,895

Net income (loss) per share (basic)	$0.08	$0.06	$(0.19)	$0.02	$0.04	$0.04	$0.06	$0.03
Net income (loss) per share (diluted)	$0.07	$0.05	$(0.19)	$0.02	$0.04	$0.04	$0.06	$0.03

REVENUE AND COST OF SALES

Revenue is driven by ounces sold. Over the period Q2 2022 to Q2 2024, gold sales have increased steadily from about 25,000 ounces per quarter to about 34,000 ounces per quarter, while realized price has increased from about US$1,880 per oz to over US$2,300 per oz.

Cost of sales has increased over time as a result of higher ounces sold, higher reagent consumption due to higher lifts on the leach pad, increased labour rates due to a collective agreement, and a general strengthening of the Mexican peso against the US dollar, although we did see it weaken during Q2 2024. Increases in the depreciation component of cost of sales are due to ongoing capital expenditures and higher corresponding ounces sold.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and six months ended June 30, 2024	United States dollars unless otherwise stated

EXPLORATION EXPENSE

In Q3 2022, we acquired the South Railroad Project and continued significant exploration and evaluation activities at South Railroad. This has caused increases in exploration expense after Q2 2022. We also continued further exploration activities at Camino Rojo and Cerro Quema during 2022 and into 2023. Commencing Q1 2024 we limited our costs at Cerro Quema to, primarily, holding costs.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company and have trended upwards generally as a result of (a) implementing Sarbanes Oxley requirements (which have resulted in increased staffing, dedicated software, and increased audit and related advisory fees), and (b) increased staffing and costs related to our ESG activities.

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and PSUs vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others.

INTEREST AND FINANCE COSTS

Interest and financing costs are primarily related to (a) the project loan and credit facilities used to fund the construction of the Camino Rojo Oxide Mine, and (b) the obligations arising from our acquisition of the Layback Area from Fresnillo.

We repaid the Fresnillo obligations in Q4 2023 and have made significant principal payments against our credit facilities in Q3 and Q4 of 2023 and the first half of 2024. Consequently, interest and finance costs have trended lower over the past few quarters.

FOREIGN EXCHANGE

We funded the construction of the Camino Rojo Oxide Mine by funding US-dollar-denominated loans from the Canadian parent company to our Mexican operating subsidiary. The intercompany loan balance at the end of Q2 2024 was approximately US$102 million, and since the Canadian parent is Canadian-dollar functional, this leads to foreign exchange gains or losses arising from changes in the USD-CAD exchange rate. Our Mexican operating subsidiary is US-dollar functional; consequently, no offsetting foreign exchange was recorded. This has been the single largest contributor to volatility in our foreign exchange.

TAX EXPENSE

We accrue income taxes and record deferred taxes each quarter. In Q2 2023, we commenced making mandatory monthly instalment payments in respect of our Mexican tax liabilities. In common with all other mining companies operating in Mexico, the Company is subject to a 7.5% Special Mining Duty (“SMD”) on earnings from mining operations, in addition to corporate income tax.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

IMPAIRMENT EXPENSE

During Q4 2023, we recorded an impairment charge against our investment in the Cerro Quema Project in Panama.

VII.	THREE AND SIX MONTHS ENDED JUNE 30, 2024

The following commentaries are based on accompanying (i) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024, and (ii) audited consolidated financial statements for the year ended December 31, 2023, each of which were prepared in accordance with IFRS.

BALANCE SHEET

Comparison of balance sheets at June 30, 2024 to December 31, 2023.

	Jun 30, 2024	Dec 31, 2023	Commentary
Cash	$154,302	$96,632	Significant inflows are from operating earnings and non-cash working capital, partly offset by tax payments, purchases of PP&E and capitalized exploration and payment of interest on our revolving facility.
Other current assets	38,971	48,543	Primarily due to collection of Mexican value added taxes recoverable.
Property, plant and equipment	210,025	211,719
Exploration and evaluation properties	182,203	170,000	Acquisition of Contact Gold in Q2 2024.
Other long term assets	8,555	8,884
Current liabilities	32,787	28,658	Increase is driven by the accrual of income taxes and increases in routine accrued expenses due to timing of payments.
Long term debt	78,350	88,350	Repaid a portion of the outstanding balance on our Revolving Facility in Q2 2024.
Other long term liabilities	27,091	18,229	Consists of (i) increase in deferred tax liabilities arising primarily from the weakening of the Mexican peso against the US dollar, and (ii) increases in site closure provisions and (3) accretion of both the site closure provisions and of deferred revenue.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

INCOME FOR THE QUARTER

	Q2 2024	Q2 2023	Commentary
Revenue	$84,570	$59,272	More ounces sold, at a higher realized price.
Cost of sales	30,197	21,733	More ounces sold, and increase in unit costs for reagents and labour.
General and administrative	3,878	3,107	Increased costs primarily due to Sarbanes Oxley internal control reporting requirements.
Exploration and evaluation	6,649	7,201	Decreased activities at Cerro Quema and Camino Rojo, offset by increased costs at Nevada due to the start of drilling season.
Other expenses (income)	(4,767)	3,632	Driven by the receipt of interest on a large outstanding VAT refund and FX gains due to a weakening of the peso and the Canadian dollar.
Income taxes	24,348	10,772	Increase in Q2 2024 is driven primarily by increased operating profit. Weakening of the peso caused an increase in deferred tax expense for Q2 2024.
Net income	$24,265	$12,827

	YTD Q2 2024	YTD Q2 2023	Commentary
Revenue	$151,848	$110,403	More ounces sold, at a higher realized price.
Cost of sales	$58,773	$40,685	More ounces sold, increase in unit costs for reagents and labour.
General and administrative	$7,747	$6,372	Increased staffing. Also, costs associated with implementation of Sarbanes Oxley internal control reporting requirements.
Exploration and evaluation	$11,393	$14,067	Primarily due to significantly decreased activities at the Cerro Quema project.
Other expenses (income)	$(3,495)	$7,775	Driven by the receipt of interest on a large outstanding VAT refund and FX gains.
Income taxes	$35,680	$15,442	Increased operating profit.
Net income	$41,750	$26,062

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

CASH FLOWS

Comparison of six months ended June 30, 2024 to six months ended June 30, 2023.

	Six months ended June 30
	2024	2023	Commentary
Cash flow from operating activities	$77,119	$18,374	The increase is driven substantially by the increase in earnings from mining operations. We also had lower income tax payments during 2024 because of mandatory tax monthly instalments which commenced in Q2 2023.
Cash flow from investing activities	(9,130)	(5,436)	The 2024 year to date includes greater expenditures on capital equipment, capitalized expenditures on mineral properties, and costs incurred for the Contact Gold acquisition, offset by a large VAT refund, which did not occur in the prior year comparative figures.
Cash flow from financing activities	(9,566)	4,837	The 2024 year to date includes a principal payment of $10.0 million and $3.7 million of interest on our credit facilities.
			The 2023 year to date included $18.4 million from the issuance of common shares partially offset by a principal payment of $11.1 million and $7.0 million of interest on our credit facilities.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

VIII.	LIQUIDITY

At June 30, 2024, the Company had a Revolving Facility (as defined below) loan balance outstanding of $78 million with a maturity date of August 27, 2027. Subsequent to the quarter end, prior to the date of this MD&A, the Company made a $20 million principal repayment of the Revolving Facility.

EXPECTED SOURCES OF CASH

We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over that time.

MEXICAN VALUE ADDED TAXES RECOVERABLE (“VAT”)

Our Mexican entities pay value added taxes on certain goods and services we purchase in country. Value added taxes paid in Mexico are fully recoverable. VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain.

During the quarter ended June 30, 2024, the Company received VAT refunds of $11.1 million, of which $8.3 million was in respect of the VAT paid in 2017 upon the acquisition of Camino Rojo. The amount received includes interest and inflation on the original submitted amount.

A summary of the claims outstanding at June 30, 2024 for Mexican VAT paid each year (table expressed in $ 000’s):

Arising in the year	Mexican VAT paid on acquisition of Layback Area	Construction and operations	Total
2017	$—	$—	$—
2018	—	82	82
2019	—	113	113
2020	—	67	67
2021	759	116	875
2022	—	280	280
2023	—	1,288	1,288
2024	—	4,848	4,848
Total Mexican VAT recoverable	$759	$6,794	$7,553

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at June 30, 2024 (thousands of US dollars)	Total	12 months or less	13 months to 36 months	37 months to 60 months	After 60 months
Purchase commitments	$2,773	$2,773	$—	$—	$—
Trade payables	7,510	7,510	—	—	—
Accrued liabilities	11,970	11,970	—	—	—
Lease commitments	2,831	809	1,975	47	—
Revolving Facility and interest	98,319	6,345	12,621	79,353	—
Total contractual obligations	$123,403	$29,407	$14,596	$79,400	$—

IX.	RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

Other than compensation in the form of salaries or directors’ fees, and share based payments (options, RSUs, DSUs, PSUs, and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	YTD June 30, 2024	YTD June 30, 2023
Salaries and short term incentive plans	$2,260	$2,675
Directors’ fees	300	167
Share based payments	1,329	1,317
	$3,889	$4,159

During the period covered by this MD&A, and to the date of this MD&A, there are no other related party transactions or balances.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

X.	CAPITAL RESOURCES

CREDIT FACILITY

In April 2022, the Company entered into a credit facility consisting of a $100.0 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, this credit facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

REVOLVING FACILITY

The Company has a $150 million Revolving Facility in place which had a balance of $88 million drawn as of the end of Q1 2024. During Q2 2024, the Company made a $10 million principal repayment. Subsequent to the reporting period, the Company made an additional $20 million principal repayment, further reducing the outstanding balance to $58 million as of the date of this MD&A. The Revolving Credit Facility matures on August 27, 2027.

The Revolving Facility can be increased to $200 million, subject to receipt of additional binding commitments and satisfaction of certain conditions precedent. The facility has a four-year term, with full repayment due upon maturity. The applicable interest rate for the Revolving Facility is based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the Revolving Facility is subject to a standby fee. Interest is payable at the end of each interest period, or at least every three months. The Company may prepay all or any portion of the amounts owed under the Revolving Facility without penalty.

Refer to section VIII - LIQUIDITY above for current outstanding amounts in respect of the Revolving Facility, and the notes in the accompanying audited consolidated financial statements for details on payments and accruals during the year.

EQUITY

The Company filed a base shelf prospectus on April 13, 2023, which is valid for 25 months.

As of the date of this MD&A, there are 26.6 million warrants outstanding which have an exercise price of C$3.00 which is less than the current market value of the underlying shares. There are another 50.0 million warrants of Contact outstanding which are exercisable into a total of 315,000 Orla common shares at an adjusted price of approximately $7.94 per common share.

XI.	OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	320,254,890 common shares

•	26,570,000 warrants

•	4,907,117 stock options

•	500,000 bonus shares

•	843,183 restricted share units

•	894,903 deferred share units

•	50,000,000 warrants of Contact, exercisable for 315,000 common shares

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Further details about these potentially issuable securities are provided in the notes to the accompanying unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 and in the audited consolidated financial statements as at and for the year ended December 31, 2023.

XII.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XIII.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued a new IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1. The new guidance is expected to improve the usefulness of information presented and disclosed in the financial statements of companies. IFRS 18 introduces the following key changes:

•	IFRS 18 introduces a defined structure for the statement of income (loss) composed of operating, investing, financing categories with defined subtotals, such as operating earnings (loss), earnings (loss) before financing and income taxes and net earnings (loss) for the year. The new guidance also requires disclosure of expenses in the operating category by nature, function or a mix of both on the face of the statement of income (loss).

•	Disclosures on management defined performance measures (MPMs) - IFRS 18 requires companies to disclose definitions of company-specific MPMs that are related to the statement of income (loss) and provide reconciliations between the MPMs and the most similar specified subtotals within the statement of income (loss) in a single note.

•	Aggregation and disaggregation (impacting all primary financial statements and notes) - IFRS 18 sets out enhanced guidance on the principles of how items should be aggregated based on shared characteristics. The changes are expected to provide more detailed and useful information to investors.

IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with early adoption permitted. We are currently assessing the impact of this new IFRS accounting standard on our consolidated financial statements.

XIV.	CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying unaudited condensed interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying audited consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the quantity of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

•	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

•	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

•	Depreciation of producing mineral properties is affected by changes in reserve estimates,

•	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of NI 43-101. Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

RECOVERABLE AMOUNT OF A MINING ASSET

Determining whether the recoverable amount of a mining asset is based on its fair value less costs of disposal or its value in use involves judgment. This includes assessing whether market transactions for similar assets are available and whether these transactions can be considered as basis for fair value, or whether the value in use calculation, which involves estimating future cash flows, is more appropriate.

Included with this are judgements about external factors, including changes in the legal, environmental, and political context in which the mine or potential mine operates.

In valuing land, estimates include per-hectare valuation rates based on permitted use, market conditions, topography, and other factors.

VALUATION OF METAL-IN-PROCESS INVENTORY

The measurement of inventory, including the determination of its net realizable value (“NRV”), especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of rock densities, tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

ASSET RETIREMENT AND SITE CLOSURE OBLIGATIONS

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes.

Consequently, there could be significant adjustments to the site closure provision recorded, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of mineral properties acquired, share options granted and restricted share units, deferred share units, and bonus shares awarded.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the recorded value of mineral properties acquired during the period and share-based compensation expense recognized in the Company’s financial statements.

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

XV.	FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

XVI.	INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized, and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Management, including the CEO and CFO, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2023. Based on this evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as at December 31, 2023, and at June 30, 2024, as a result of the material weaknesses described below.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as this term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

An evaluation of the Company’s internal controls over financial reporting at December 31, 2023 was conducted based on the COSO Framework (2013). This evaluation identified material weaknesses in both the design and operational effectiveness of internal controls over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

We determined that management’s review controls at our Mexican operating subsidiary were not designed or operating effectively as at December 31, 2023 and at June 30, 2024. Specifically, there was insufficient (i) documentation to evidence the performance of multiple key controls, (ii) operation of management review controls at a level of precision necessary to identity all potentially material errors, and (iii) verification of the completeness and accuracy of the data used in the performance of controls. The foregoing also impacted the information used in executing the Company’s corporate oversight controls, causing some of them to operate ineffectively as at December 31, 2023. The Company considered this a material weakness in its ICFR.

It was also determined during management’s assessment that certain information technology general controls (“ITGCs”) were not designed or operating effectively as at December 31, 2023 and at June 30, 2024, in the areas of user access and change management over an IT system that supports the Company’s financial reporting process. This resulted in inadequate segregation of duties for its IT application controls. The automated and manual business process controls that are dependent on the affected ITGCs were also deemed to not be operating effectively as at December 31, 2023, because they had been impacted by the foregoing. The Company considered this a material weakness in its ICFR.

These material weaknesses were previously identified and disclosed in our 2023 annual filing. They impacted all of the significant classes of transactions of the Company. To remediate these material weaknesses, the Company has begun instituting more detailed reviews and validation procedures for data used in financial reporting, with an emphasis on maintaining comprehensive documentation of these reviews. We are conducting training sessions for mine personnel to underscore the importance of executing and evidencing their reviews to support the integrity of reported financial information. We have imposed additional restrictions on privileged access to our IT system, and we are adding and improving controls to enforce segregation of duties within our IT system. The Company is implementing additional change management systems, such as more extensive testing and formalized IT change authorizations. We are also implementing more controls to monitor, on an ongoing basis, changes and access to our IT system.

These improvements are targeted for completion during the 2024 fiscal year.

There have been no other changes in our internal control over financial reporting that occurred during our fiscal quarter ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

XVII.            CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “Indicated mineral resources”, “measured mineral resources”, and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on mineral reserves and mineral resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Standards. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding: planned development and mining activities and expenditures, including estimated rates of production, AISC, production plans; proposed exploration plans and expected results and timing thereof; statements based on exploration and metallurgical results; timelines for receipt of any required agreements, approvals, or permits, including the MIA at Camino Rojo and the timing of permitting and construction at South Railroad; mineral resource updates; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and obtaining regulatory approvals related thereto; the Company’s ability to remediate material weaknesses in its internal controls over financial reporting; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement; that all conditions of the Company’s Revolving Facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus (“COVID-19”) on the Company’s operations; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo Oxide Mine; risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

XVIII.            RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties, refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

DEPENDENCE ON THE CAMINO ROJO OXIDE MINE

The Camino Rojo Oxide Mine accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans, or ongoing permitting at the Camino Rojo Oxide Mine could have a material adverse effect on the Company's financial performance and results of operations. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices can affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Camino Rojo Oxide Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described under “Mining Industry” below. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

INDEBTEDNESS

As of the date of this MD&A, Orla had indebtedness under its Revolving Facility as discussed above in section VIII – LIQUIDITY. As a result, the Company is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the Revolving Facility also require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances, such as COVID-19. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

THE CAMINO ROJO MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Oxide Mine pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous, 2019 technical report on the project.

However, the Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR CAMINO ROJO ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico and the United States is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

The Company has assumed certain liabilities and risks as part of its acquisitions. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2024	United States dollars unless otherwise stated

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.